DASZKALBOLTON
accountants & advisors

January 9, 2019

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Seafarer Exploration Corp. Changes in Registrant's Certifying Accountant

We have read the statements of Seafarer Exploration Corp., pertaining to our firm included under Item 4.01 of Form 8-K dated January 9, 2019 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned "Changes in Registrant's Certifying Accountant," of the Current Report on Form 8-K of Seafarer Exploration Corp., and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

Daszkal Bolton LLP

*Certified Public Accountants*
Fort Lauderdale, Florida